1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Science-Based Industrial Park, Hsinchu, Taiwan, July 25, 2002 - Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) (TSMC) today announced its financial results for the second quarter of 2002. Net sales for the 2002 second quarter reached NT$44,182 million, while net income totaled NT$9,310 million. Earnings per share were NT$0.49 based on the current 18,580,886 thousand weighted average outstanding shares.

For the six months ended June 30, 2002, the Company's net sales were NT$79,972 million and net income reached NT$15,897 million. Earnings per share for the first six months of 2002 were NT$0.84 based on the current 18,580,886 thousand weighted average outstanding shares.

Compared to the second quarter of 2001, when the global semiconductor market hit bottom, TSMC's sales for the second quarter of 2002 grew 68.0%. Net income for the second quarter of 2002 grew more than 28 times, to NT$9,310 million from NT$312 million in the second quarter of 2001. Earnings per share for the second quarter of 2002 increased more than 40 times on a year-over-year basis, from NT$0.01 for the second quarter of 2001 to NT$0.49 for the second quarter of 2002.

TSMC spokesperson and senior vice president Mr. Harvey Chang noted that, "TSMC's revenues continued to grow for the fourth consecutive quarter after we hit bottom in the second quarter of last year. Net sales and net income in the second quarter of 2002 grew 23.5% and 41.3%, respectively, over the previous quarter. In addition, operating income for the second quarter of 2002 surpassed NT$10 billion, increasing 46.4% to NT$11,975 million compared to NT$8,182 million for the first quarter of 2002. TSMC's operating margin for the second quarter of 2002 increased to 27.1% from 22.9% for the first quarter of 2002.

Mr. Chang also stated that, "TSMC's average utilization rate for the second quarter of 2002 increased to 85% from 67% for the first quarter of 2002 due to increasing customer demand. Increased order activity was attributed primarily to the communication product segment and integrated device manufacturers. Wafer shipments for the second quarter of 2002 totaled 719,000 eight-inch equivalent wafers, representing a 20.0% increase over the first quarter of 2002."

# # #

~Continued~

Table 1: TSMC's 2002 second quarter results

(Unit: NT$million, except for EPS)

	2Q'02 Amount*	2Q'01 Amount	YoY Change %	1Q'02 Amount	QoQ Change %
Net sales	44,182	26,298	68.0%	35,790	23.5%
Gross profit	16,423	4,999	228.6%	12,027	36.6%
Income from operations	11,975	284	4,110.7%	8,182	46.4%
Income before tax	10,986	-869	-	7,018	56.5%
Net income	9,310	312	2,886.7%	6,588	41.3%
EPS(NT$)	**0.49****	**0.01*****	4,108.4%	0.35****	42.0%

** 2002 second quarter figures have not been approved by Board of Directors*

*** Based on 18,580,886 thousand weighted average outstanding shares*

**** Based on 16,832,554 thousand weighted average outstanding shares*

*****Based on 18,580,886 thousand weighted average outstanding share*

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext. 2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

2002 2nd Quarter Results

第二季法人說明會

July 25th, 2002

Agenda

• Welcome	
• 2Q'02 Financial Results (unconsolidated)	Harvey Chang
• Remarks	Morris Chang
• Q&A	Morris Chang et. al.

tsmc

Safe Harbor Notice

- TSMC's statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in any forward-looking statement.

- Information as to those factors that could cause actual results to differ materially from those indicated by TSMC's forward-looking statements can be found in TSMC's Annual Report on Form 20F filed with the U.S. Securities and Exchange Commission on May 9, 2002.

tsmc

2Q'02 Result Highlights

Amount:NT$Billion	2Q'02 Amount	1Q'02 Amount	2Q'01 Amount
Net Sales	44.18	35.79	26.30
Net Income	9.31	6.59	0.31
EPS (NT$)	0.49	0.35	0.01
Cash and Equivalent	66.39	60.80	38.53
Debt	44.00	44.00	29.00
Shareholders' Equity	289.16	281.71	270.99
Wafers Shipped (Kpcs)	719	599	450
Utilization (%)	85%	67%	44%

2Q'02 Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$Billion	2Q'02		2Q'01	
Net Sales	39.1	100%	24.5	100%
COGS	(22.8)	-58%	(19.5)	-80%
Gross Margin	16.3	42%	5.0	20%

Amount:NT$Billion	2Q'02		2Q'01		YOY
	Amount	%	Amount	%	%
Net Sales	44.18	100%	26.30	100%	68%
COGS	(27.76)	-63%	(21.30)	-81%	30%
Gross Profit	16.42	37%	5.00	19%	229%
Operating Expense	(4.45)	-10%	(4.71)	-18%	-6%
Operating Income	11.98	27%	0.28	1%	4,111%
Net Non-operating Income (Exp.	(0.20)	0%	0.08	0%	-
Investment Income (Loss)	(0.79)	-2%	(1.23)	-5%	-36%
Income before Tax	10.99	25%	(0.87)	-3%	-
Income Tax Credit (Exp.)	(1.68)	-4%	1.18	4%	-
Net Income	9.31	21%	0.31	1%	2,887%
EPS (NT$)	0.49		0.01		

2Q'02 Balance Sheet & Cash Flow - YoY Comparison

Amount:NT$Billion	2Q'02		2Q'01		YOY
	Amount	%	Amount	%	%
Cash	66.4	18%	38.5	11%	72%
LT Debt	35.0	9%	29.0	9%	21%
Equity	289.2	77%	271.0	80%	7%
Total Assets	375.0	100%	338.1	100%	11%
Depreciation & Amort.	14.0		11.9		18%
Capital Expenditure	10.4		18.3		-43%
ROE	11.2%		6.6%		
ROA	9.5%		5.6%		

2Q'02 Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$Billion	2Q'02		1Q'02	
Net Sales	39.1	100%	31.9	100%
COGS	(22.8)	-58%	(20.2)	-63%
Gross Margin	16.3	42%	11.7	37%

Amount:NT$Billion	2Q'02		1Q'02		QOQ
	Amount	%	Amount	%	%
Net Sales	44.18	100%	35.79	100%	23%
COGS	(27.76)	-63%	(23.76)	-66%	17%
Gross Profit	16.42	37%	12.03	34%	37%
Operating Expense	(4.45)	-10%	(3.85)	-11%	16%
Operating Income	11.98	27%	8.18	23%	46%
Net Non-operating Income (Exp.	(0.20)	0%	(0.22)	-1%	-7%
Investment Income (Loss)	(0.79)	-2%	(0.95)	-3%	-17%
Income before Tax	10.99	25%	7.02	20%	57%
Income Tax Credit (Exp.)	(1.68)	-4%	(0.43)	-1%	290%
Net Income	9.31	21%	6.59	18%	41%
EPS (NT$)	0.49		0.35		

2Q'02 Balance Sheet & Cash Flow - QoQ Comparison

Amount:NT$Billion	2Q'02		1Q'02		QOQ
	Amount	%	Amount	%	%
Cash	66.4	18%	58.3	16%	14%
LT Debt	35.0	9%	35.0	10%	0%
Equity	289.2	77%	281.7	79%	3%
Total Assets	375.0	100%	357.2	100%	5%
Depreciation & Amort.	14.0		12.8		9%
Capital Expenditure	10.4		6.6		57%
ROE	11.2%		9.4%		
ROA	9.5%		8.1%		

Sales Breakdown by Technology



100%
75%
50%
25%
0%
17
34
30
18
22
39
20
15
24
31
16
14
21
24
29
15
11
30
22
25
13
9
22
23
14
11
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
0.13u-
0.15u
0.18u
0.25u
0.35u
0.50u+

Sales (NT$Bn) 39.5 26.3 26.9 33.1 35.8 44.2

Sales Breakdown by Application


Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
2
3
3
18
16
31
32
6
12
17
24
41
6
25
16
49
19
20
56
21
18
56
23
26
45
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

Sales (NT$Bn)	39.5	26.3	26.9	33.1	35.8	44.2

Sales Breakdown by Geography



US
Asia
Europe
Japan
100%
75%
50%
25%
0%
13
10
18
59
12
7
18
63
12
3
16
69
5
3
13
80
5
3
14
78
6
3
12
79
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

Sales (NT$Bn)	39.5	26.3	26.9	33.1	35.8	44.2

Note: This chart does not reflect the actual shipment destination of sales.

Empowering Innovation

Sales Breakdown by Customer



Fabless
IDM
System
100%
75%
50%
25%
0%
0
36
64
0
37
63
1
32
67
1
28
71
1
21
78
1
26
73
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
Sales (NT$Bn)
39.5
26.3
26.9
33.1
35.8
44.2

Empowering Innovation

Fab Utilization and ASP Trend



TSMC Group Out Utilization (%)**
Utilization (Bars)
ASP (Line)
ASP/8" Equiv.* (US$)
120
100
80
60
40
20
0
2,000
1,000
0
108
103
90
85
97
99
103
108
102
75
58
67
87
102
92
104
108
101
107
105
70
44
41
50
67
85
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
1996
1997
1998
1999
2000
2001
2002

* Average for all Wafers; ASP varies by technology and wafer size

2002 Installed Capacity by FAB

FAB	Wafer Size	Jun.	Sept.	Dec.	Dec. (Old)
Fab-2	6"	78	75	78	80
Fab-3 [1]	8"	68	67	71	67
Fab-5	8"	33	34	35	35
Fab-6	8"	37	44	53	55
Fab-7	8"	24	22	23	23
Fab-8	8"	41	55	63	60
Fab-12	12"	5	5	10	13
Wafer Tech	8"	27	29	30	36
VIS	8"	28	33	41	23
SSMC	8"	4	8	10	8
Total Installed Capacity (Monthly 8" Equivalent Kpcs) [2]		**315**	**345**	**391**	**381**

Note:
1. Fabs 3 and 4 were consolidated into a single fab during 1Q02.
2. 6"-wafer is converted into 8"-equivalent wafer by dividing by 1.78;

Capacity Plan by Technology



0.13 um
0.15 um
0.18 um
0.25 um
0.35 um
0.50 um+
100%
50%
0%
1996
1997
1998
1999
2000
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02(F)
4Q02(F)

- 0.18um and more advanced technology capacity amount to 42% of total by 2002 year-end, up from 26% a year ago.

tsmc

Recap of Major Events in 2Q02

- Motorola Expands TSMC Manufacturing Ties – Agreement Signals Next Milestone in Chipmaker's Asset-Light Strategy (06/26)
- TSMC Appoints Mr. Hisao Baba as President of TSMC Japan (06/25)
- New TSMC CMOS Transistor Sets Performance Record – New CMOS Transistor Provides 10x Size Reduction with Higher Current and Lower Leakage (06/12)
- TSMC Stock Dividend Details for Common Shares & ADSs (06/05)
- TSMC Shareholders Elect Messrs. Lester Thurow / Peter Bonfield to Serve as Independent Directors. Mr. Michael Porter Elected to Serve as Board Supervisor. (05/07)
- TSMC Board of Directors Approves Capital Appropriation for Projects (05/07)
- TSMC Shareholders Approve NT$1.00 Stock Dividend (05/07)

tsmc

3Q02 Guidance

- The shift in customer demand to communications and consumer applications during 2Q02 is expected to continue into 3Q02.
- The amount of wafers shipped will be off modestly (by a low single-digit percentage rate) on a sequential basis.
- ASP will be 5% lower sequential due to product mix shift.
- Gross margin will be adversely impacted by the depreciating US$. Assuming US$ depreciates by 5% in 3Q02, our gross margin may be reduced by about 2.2% due to this factor alone.
- Overall capacity utilization rate will be in the low 70% range due to softening demand on the back of an 11.5% higher capacity level than in 2Q02.
- CAPEX in 2002 will be less than US$2 billion.
- July Revenue will be seasonally lower.

http://www.tsmc.com

invest@tsmc.com.tw

FOR IMMEDIATE RELEASE

2Q02 Quarterly Management Report
July 25, 2002

CONTACT IN TAIWAN
Julie Chan/ Eric Chiang/ Leon Ku
Finance Division
TSMC
invest@tsmc.com.tw
886-3567-2664/ 2906/ 2282

CONTACT IN NEW YORK
Daniel Loh/ Mami Ogawa
Director/Vice President
Thomson Financial Corp.Group
dan.loh@tfn.com/
mami.ogawa@tfn.com
212-807-5061/ 212-807-5075

Topics in This Report

Operation Results Review:

Summary:

(Amount in NT$ Bn except for EPS)	2Q02	1Q02	2Q01	Comparisons QoQ	Comparisons YoY
EPS (NT$ per com. sh.)	0.49	0.35	0.01	42%	4108%
(US$ per ADR unit)	0.072	0.050	0.002	40%	3500%
Net Sales	44.18	35.79	26.30	23%	68%
Gross Profit	16.42	12.03	5.00	37%	229%
Operating Expenses	(4.45)	(3.85)	(4.71)	16%	(6%)
Non-op Exp. & Invest.	(0.99)	(1.16)	(1.15)	(15%)	(14%)
Net Income	9.31	6.59	0.31	41%	2887%
Wafers Shipped (8"equiv.)	719K	599K	450K	20%	60%
Capacity Utilization	85%	67%	44%		

Remarks:

TSMC is pleased to announce EPS of NT$0.49 (US$0.072 per ADR unit) for the second quarter of 2002.

EPS figures in the latest quarter reflect a 41% increase in net income versus 1Q02 and the impact of TSMC's NT$1.00 stock dividend distribution plan, which resulted in 10% more common shares outstanding.

The impressive operational results in 2Q02 are attributable to:

Net sales of NT$44,182 million, an increase of 23% sequentially, due to strong wafer shipment growth in communication applications and to IDM clientele;

Gross profit of NT$16,423 million, an increase of 37% sequentially, due to higher capacity utilization rate;

Operating expenses of NT$4,448 million, up 16% sequentially, reflecting effective controls in administrative overhead and R&D expenditures;

A combined loss of NT$989 million from net non-operating items and investment income/loss, which represents a 15% improvement sequentially. Both WaferTech and SSMC showed considerable operation improvements in this past quarter; and

Net income of NT$9,310 million, representing a sequential improvement of 41%.

Table 1
Revenue Analyses (Incl. Outputs from Affiliates)

By Application	2Q02	1Q02	2Q01
Computer	45%	56%	41%
Communication	26%	18%	24%
Consumer	23%	21%	17%
Industrial / Others	3%	3%	6%
Memory	3%	2%	12%

By Technology	2Q02	1Q02	2Q01
$X \le 0.13\ \mu$	1%	1%	-%
$0.13\ \mu < X \le 0.15\ \mu$	29%	30%	4%
$0.15\ \mu < X \le 0.18\ \mu$	22%	22%	22%
$0.18\ \mu < X \le 0.25\ \mu$	23%	25%	39%
$0.25\mu < X \le 0.35\ \mu$	14%	13%	20%
$X \ge 0.50\ \mu$	11%	9%	15%

By Customer Type	2Q02	1Q02	2Q01
Fabless	73%	78%	63%
IDM	26%	21%	37%
System	1%	1%	0%

By Geography	2Q02	1Q02	2Q01
North America	79%	78%	63%
Asia Pacific	12%	14%	18%
Europe	3%	3%	7%
Japan	6%	5%	12%


ASP Trend

Revenue Analyses:

Net sales rose 23.5% sequentially to NT$44,182 million. Communication and consumer applications were the principal revenue drivers in the quarter. Revenues derived from computer applications, in New Taiwan dollar terms, were 1% lower sequentially. As a percentage of total revenue, however, computer applications were considerably lower than in the previous quarter (45% versus 56%). We expect the strength propelling Communication applications to be sustained in the coming quarter.

Revenue mix in terms of technology was essentially unchanged from that of the previous quarter. Revenues contributed by leading-edge technology applications (0.18um or more advanced) continued to represent over half of TSMC's total revenue.

Revenue mix in terms of customer-type reflected a noticeable shift towards the IDM (integrated device manufacturer) sector. This shift was underscored by the recent announcement by prominent IDMs of their asset-light operating strategy. We expect the trend among IDMs to outsource from foundries to become more pronounced going forward.

In terms of geography, the revenue mix was little changed from the previous quarter.

Wafers manufactured by TSMC's affiliates contributed 11.6% (NT$5,125 million) to net sales during the quarter versus 10.7% (NT$3,842 million) in 1Q02.

Wafer shipments increased by 20% to 719K units sequentially.

ASP Trend

ASP in U.S. dollars improved 1% versus the previous quarter, while ASP in NT dollars declined a marginal 0.6%, primarily due to the U.S. dollar's depreciation against the NT dollar (down 1.5% to NT$34.51/$ from NT$35.05/$).

Gross Margin Analysis

(Amount: NT$Bn)	2Q02	1Q02	2Q01	Comparisons QoQ	Comparisons YoY
COGS	27.8	23.8	21.3	17%	30%
Depreciation	[illegible]	11.9	11.2	(9%)	(16%)
Other MFG Cost	14.8	11.9	10.1	24%	47%
Gross Profit	16.4	12.0	5.0	37%	229%
Gross Margin					
TSMC+Affil.	37%	34%	19%		
TSMC alone	42%	37%	20%		

Gross Margin Analysis:

Gross profit increased 36.6% sequentially to NT$16,423 million owing to higher capacity utilization.

Gross margin improved substantially to 37.2% from 33.6% in 1Q02. If wafers manufactured by TSMC affiliates were excluded, the gross margin from TSMC's manufacturing activities (on a stand-alone basis) would have been 41.7%.


Utilization Rate Trend
%
120
100
80
60
40
20
0
101
107
105
70
44
41
50
67
85

Utilization Rate Trend:

Capacity utilization rate improved to 85% in the last quarter from 67% in 1Q02 due to a higher level of throughput propelled by strong customer demand.

We expect the capacity utilization rate to ease off in 3Q02, as the rate of capacity additions is likely to exceed the wafer shipment growth rate.

Operating Expenses Analysis

(Amount: NT$Bn)	2Q02	1Q02	2Q01	Comparisons QoQ	Comparisons YoY
Total Op. Exp.	4.4	3.8	4.7	16%	(6%)
Gen'l & Admin	[illegible]	[illegible]	[illegible]	16%	[illegible]
Selling & Mkting	0.4	0.2	0.6	164%	[illegible]
R&D	2.7	2.5	2.5	6%	6%

Operating Expenses:

Operating expenses rose 15.7% sequentially. General and administrative expenses rose 16% due to escalating business activities. Higher selling and marketing expenses mainly reflected additional receivables provisions relating to more active sales activities. Moderate R&D growth reflected continued development activities in 0.13um and 90nm technologies.

Non-Operating Items & Investment

(Amount: NT$Bn)	2Q02	1Q02	2Q01	Comparisons QoQ	Comparisons YoY
Net Int. Inc./(Exp.)	(0.3)	(0.4)	(0.0)	(8%)	n.m.
Other Non-Ops	0.1	0.1	[illegible]	(10%)	76%
Invest. Inc./(Loss)	(0.8)	(0.9)	(1.2)	(17%)	(36%)
WaferTech	[illegible]	[illegible]	[illegible]	45%	n.m.
SSMC	(0.3)	(0.4)	(0.5)	(14%)	[illegible]
Vanguard	(0.2)	(0.1)	(0.5)	49%	(64%)
Others	(0.5)	(0.6)	0.0	(14%)	n.m.

* Operation results only; does not include amortization of goodwill resulting from minority interest acquisition

Non-Operating Items & Investment:

Net Non-Operating items improved by a marginal NT$16 million versus 1Q02. The benefits of higher insurance claim proceeds in the quarter and improved net interest expense were largely offset by the foreign exchange loss due to depreciation of the US$ against the NT$.

Investment losses were 17% lower on a sequential basis, largely reflecting improved operational results at WaferTech and SSMC. Vanguard's performance, however, was affected by unfavorable DRAM price movements.

Financial Condition Review:

Liquidity Analysis			
(Amount: NT$ Bn)	2Q02	1Q02	2Q01
Cash & Equiv.	66.4	60.8	38.5
Accounts Receivable	20.7	16.4	14.3
Inventories	11.7	9.7	6.7
Total Current Assets	106.4	92.4	64.8
Accounts Payable	31.5	20.9	28.9
Total Current Liabilities	40.5	29.9	28.9

Liquidity Analysis:

TSMC's financials continue to reflect the Company's strong liquidity. Net working capital (current assets less current liabilities) increased to NT$65.9 billion from NT$62.6 billion in the previous quarter.

TSMC's current ratio remained at a highly liquid 2.6x as of 2Q02, albeit slightly lower than 3.1x as of 1Q02.

Cash reserves of NT$66.4 billion as of 2Q02 represent a record high level at TSMC.


Accounts Receivable/Inventory Days Trend
Day
80
70
60
50
40
30
20
10
0
Accounts Receivable
Inventory
3Q'00
4Q'00
1Q'01
2Q'01
3Q'01
4Q'01
1Q'02
2Q'02

Receivable/Inventory Days Trend:

TSMC continues to closely manage its receivables and inventories. As of the end of 2Q02, receivables amounted to the equivalent of 45 days revenue, and inventory amounted to the equivalent of 42 days cost-of-goods sold.

The build-up in receivables during the 2001 downturn was quickly corrected as soon as market conditions stabilized at the beginning of the year.

Debt Service			
(Amount: NT$ Bn)	2Q02	1Q02	2Q01
Cash & Equiv.	66.4	60.8	38.5
S-T Credit Insu	9.0	9.0	
Bonds Payable	35.0	35.0	29.0
Total Debts	44.0	44.0	29.0
Net Cash Reserves	22.4	16.8	9.5

Debt Service:

TSMC remains an essentially debt-free company. Its debt service ability was further strengthened in the latest quarter as a result of the improvement in its operational performance.

Net cash reserves (cash reserves minus interest-bearing debt) increased to NT$22.4 billion in this past quarter from NT$16.8 billion one quarter earlier.

The increase was primarily due to the build-up of cash and equivalents to NT$66.4 billion (from NT$60.8 billion in the earlier quarter). The debt level remained unchanged at NT$44 billion.

Cash Flow Analysis	2Q02	1Q02	2Q01
(Amount: NT$Bn)			
Net Income	9.5	6.6	0.3
Deprec. & Amort.	14.0	12.8	11.9
Other OP Sources/(Uses)	1.4	1.6	6.7
Total OP Sources/(Uses)	24.8	21.0	18.9
Net Investing Sources/(Uses)	(15.8)	(10.8)	(20.0)
Net Financing Sources/(Uses)	(0.9)	14.8	(0.3)
Net Cash Position Changes	8.0	25.0	(1.5)


NT$M
Operating Cash Flow Trend
35,000
30,000
25,000
20,000
15,000
10,000
5,000
3Q'00
4Q'00
1Q'01
2Q'01
3Q'01
4Q'01
1Q'02
2Q'02

Summary Cash Flow Analysis:

During 2Q02, TSMC generated NT$24.8 billion in cash from operating activities.

Net cash used in investing activities totaled NT$15.8 billion. Acquisitions of fixed assets amounted to NT$10.4 billion, and an additional long-term investment of NT$7.4 billion was made to meet WaferTech's financing needs. This was offset in part by NT$2.45 billion that TSMC realized from the disposal of a money market investment in the period.

TSMC ended this quarter with NT$8.0 billion more cash on hand than the previous quarter.

Operating Cash Flow Trend:

Operating cash flow continued its rising trend during 2Q02, reflecting the improving operational results.

Quarterly operating cash flow of NT$24.8 billion compares with an historical high of NT$29.6 billion recorded in 4Q00. Although still at the early stage of a secular growth cycle, TSMC's operating cash flow generating power is notably almost at par with its cash flow generating power at the peak of the previous cycle.

Capital Commitment and Capacity Highlights

- Capital expenditure in 2002 will be less than US$2.0 billion.
- Estimated 2002 Capacity (on the basis of 8-inch equivalent wafers)
  - 315K/monthly — as of June 2002
  - 345K/monthly — as of September 2002
  - 391K/monthly — as of December 2002

Capital Commitment and Capacity in 2002:

TSMC's 2002 capital expenditure is likely to be less than US$2.0 billion, this is lower than the US$2.5 billion forecasted previously.

We expect CAPEX in 2002 to be reduced by about US$0.4 billion in view of a recently updated customer demand outlook.

We also expect that CAPEX in 2002 will fall short of the earlier forecast by a further US$0.1 billion due to variances in capital equipment installation schedules.

Table 2
Capacity Managed by TSMC

Fab Unit (wafer size)	Estimated Installed Monthly Capacity (8" equiv. Wafers, Kpcs)		
	Jun	Sept	Dec
Fab 2 (6")	78	75	76
Fab 3 (8")[1]	68	67	71
Fab 5 (8")	33	34	35
Fab 6 (8")	37	44	53
Fab 7 (8")	24	22	23
Fab 8 (8")	41	55	63
Fab12 (12")	5	5	10
WaferTech (8")	27	29	30
VIS (8")	28	33	41
SSMC (8")	4	8	10
Total Capacity (8" Equiv.)[2]	315	345	391

[1] Fabs 3 and 4 were consolidated into a single fab during 1Q02.
[2] 6"-wafer is converted into 8"-equivalent wafer by dividing by 1.78; 12"-wafer by multiplying by 2.25.

Apart from these adjustments, TSMC remains firmly committed to providing the production capacity at desirable technology nodes to meet both the fabrication and the technological needs of our customers.

The construction of Fab 14 (our second 300mm fab) will be completed soon as scheduled. Fab 14 will be ready to receive new tools and equipment towards the end of this year. Following earlier ceremonial groundbreakings, the construction of Fab 12 (Phase II) and Fab 14 (Phase II) are now formally under way.

New Measures & Major Changes:

- External Auditor

T N Soong & Co., TSMC's external auditor, became an associated member firm of Deloitte Touche Tohmatsu as of April 22, 2002. T N Soong ceased to be affiliated with Arthur Andersen Worldwide S.C. on the same day.

Recap of Important Events & Announcements:

- Motorola Expands TSMC Manufacturing Ties – Agreement Signals Next Milestone in Chipmaker's Asset-Light Strategy (06/26)
- TSMC Appoints Mr. Hisao Baba as President of TSMC Japan (06/25)
- New TSMC CMOS Transistor Sets Performance Record – New CMOS Transistor Provides 10x Size Reduction with Higher Current and Lower Leakage (06/12)
- TSMC Stock Dividend Details for ADSs (06/06)
- TSMC Stock Dividend Details for Common Shares (06/05)
- TSMC Shareholders Elected Messrs. Lester Thurow and Peter Bonfield to Serve as Independent Directors; Mr. Michael Porter Elected to Serve as Board Supervisor (05/07)
- TSMC Board of Directors Approves Capital Appropriation for Projects (05/07)
- TSMC Shareholders Approve NT$1.00 Stock Dividend (05/07)

FOR IMMEDIATE RELEASE

2Q02	Quarterly Release July 25, 2002

(Hsin-Chu, Taiwan, R.O.C., July 25, 2002)

Taiwan Semiconductor Manufacturing Company, Ltd. (TAIEX: 2330, NYSE: TSM) ("TSMC" or "the Company"), the world's largest dedicated semiconductor foundry company, today announced its unconsolidated results of operations for the quarter ended June 30, 2002. All figures were prepared in accordance with generally accepted accounting principles in Taiwan, which differ in some material respects from generally accepted accounting principles in the United States.

CONTACT IN TAIWAN
Julie Chan / Eric Chiang/Leon Ku
Finance Division
TSMC
invest@tsmc.com.tw
886-3567-2664/ 2906/ 2282

CONTACT IN NEW YORK
Daniel Loh/Mami Ogawa
Director/Vice President
Thomson Financial Corp. Group
dan.loh@tfn.com/
mami.ogawa@tfn.com
212-807-5061/ 212-807-5075

Topics in This Release

- Summary Operation Results
- Management Commentary
- Guidance & Forward-Looking Statements
- Conference Call/ Webcast Notice 8 A.M. Eastern/ 8 P.M. Taiwan
- Management Report

Please visit TSMC's Web site (http://www.tsmc.com) for details about these and other announcements

TSMC Announces 2Q02 Unconsolidated Results:

Revenues NT$44,182 Million, Net Income NT$9,310 Million
Fully Diluted EPS NT$0.49 (US$0.072 per ADS)

- Revenues grew 23% sequentially due to increased wafer shipments amidst improved business conditions
- Net income increased 41% sequentially, benefiting principally from a higher utilization rate
- Fully diluted EPS rose 42% sequentially
- Financial indicators (cash flow generation, liquidity, debt service) improved overall along with the 2Q02 operating results

Management Commentary
–Harvey Chang, SVP & CFO:

"We are very pleased to announce TSMC's results for the second quarter of 2002.

"TSMC's revenue continued to grow for the fourth consecutive quarter since we hit the bottom in the second quarter of last year. Net sales and net income in the second quarter of 2002 grew 23.5% and 41.3%, respectively, over the previous quarter. In addition, operating income for the second quarter of 2002 surpassed NT$10 billion, increasing 46% to NT$11,975 million compared to NT$8,182 million for the first quarter of 2002. TSMC's operating margin for the second quarter of 2002 increased to 27.1% from 22.9% for the first quarter of 2002.

"Due to increasing customer demand, TSMC's average utilization rate for the second quarter of 2002 increased to 85% from 67% for the first quarter of 2002. Increased order activity was primarily attributable to the communication product segment and integrated device manufacturers (IDMs). Wafer shipments for the second quarter of 2002 totaled 919,000 eight-inch equivalent wafers, representing a 20% increase over the first quarter of 2002.

"As a result of the above, we closed the books for this quarter with earnings of NT$0.49 per ordinary share, or the equivalent of US$0.072 per ADR unit."

Guidance & Forward-Looking Statements:

Based upon the current business outlook, guidance for 3Q02 operational results is as follows:

- The shift in customer demand to communications and consumer applications during 2Q02 is expected to continue into 3Q02.
- We expect the amount of wafers shipped to be off moderately (by a low single-digit percentage rate) on a sequential basis.
- We expect that ASP will be 5% lower sequentially due to product mix shift.
- We expect that our gross margin will be adversely impacted by the depreciating U.S. dollar. Assuming the U.S. dollar depreciates by 5% in 3Q02, our gross margin may be reduced by about 2.2% due to this factor alone.
- We expect TSMC's overall capacity utilization rate to be in the low 70% range due to softening demand on the back of an 11.5% higher capacity level than in 2Q02.
- We expect that CAPEX in 2002 will be less than US$2 billion.
- We expect that July revenue will be seasonally lower.

Safe Harbor Notice:

The statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC's current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC's foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC's ability to remain a technological leader in the semiconductor industry; TSMC's ability to manage expansion of its capacity; TSMC's ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC's actual results to differ materially from TSMC's forward-looking statements may be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on May 9, 2002, and such other documents as the Company may file with, or submit to, the SEC from time to time.

Conference Call at 8 A.M. Eastern Time on July 25, 2002 (Thursday)

Dial-in Access (listen only):

United States:
888-928-9527

Other Locations:
1-630-395-0040

(Code : TSMC)

Webcast Access:
http://www.tsmc.com

Conference Call & Webcast Notice:

- TSMC's quarterly review conference call will be held at 8 A.M. Eastern Time (8 P.M. Taiwan Time) on Thursday, July 25, 2002.
- The conference call will also be Webcast live on the Internet.
- Investors wishing to access the live Webcast should visit TSMC's Web site at http://www.tsmc.com at least 15 minutes prior to the broadcast.
- Instructions will be provided on the Web site to facilitate the downloading and installation of necessary audio applications.
- Investors without Internet access may listen to the conference call by dialing 888-928-9527 in the U.S. and 1-630-395-0040 in other locations (Security Code : TSMC).
- An archived version of the Webcast will be available on the TSMC Web site for six months following the Company's quarterly review conference call and Webcast.

Corporate Headquarters:
Taiwan Semiconductor Manufacturing Company, Ltd.
121 Park Avenue III,
Hsin-Chu Science-Based Industrial Park
Hsin-Chu, Taiwan, R.O.C.
Tel: 886-3-578-0221
http://www.tsmc.com

TSMC Profile:

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates one twelve-inch wafer fab, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at a wholly owned U.S. subsidiary (WaferTech) and two joint-venture fabs (Vanguard and SSMC). TSMC's 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC's corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com

# # #

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of June 30, 2002 and 2001
(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD)) [1]

	June 30, 2002			Jun 30, 2001		YoY	
ASSETS	USD	NTD	%	NTD	%	Move	Inc(Dec)%
Cash	1,978	66,386	17.7	38,526	11.4	27,860	72.3
Short Term Investment	0	0	0.0	0	0.0	0	-
Accounts Receivable	618	20,726	5.5	14,310	4.2	6,417	44.8
Inventories	349	11,701	3.1	6,684	2.0	5,017	75.1
Other Current Assets	225	7,551	2.0	5,274	1.6	2,277	43.2
Total Current Assets	3,170	106,364	28.4	64,793	19.2	41,571	64.2
Long Term Investment	1,094	36,714	9.8	34,719	10.3	1,995	5.7
Fixed Assets	11,198	375,773	100.2	333,279	98.6	42,494	12.8
Less Accumulated Depreciation	(4,903)	(164,540)	(43.9)	(116,685)	(34.5)	(47,855)	41.0
Net Fixed Assets	6,295	211,233	56.3	216,594	64.1	(5,361)	(2.5)
Other Assets	616	20,669	5.5	21,949	6.5	(1,280)	(5.8)
Total Assets	11,174	374,980	100.0	338,055	100.0	36,925	10.9
LIABILITIES							
Short Term Credit Instruments	268	9,000	2.4	0	0.0	9,000	-
Accounts Payable	938	31,485	8.4	28,855	8.5	2,630	9.1
Total Current Liabilities	1,206	40,485	10.8	28,855	8.5	11,630	40.3
Bonds Payable	1,043	35,000	9.3	29,000	8.6	6,000	20.7
Other Long Term Liabilities	308	10,331	2.8	9,216	2.7	1,115	12.1
Total Liabilities	2,557	85,816	22.9	67,071	19.8	18,745	27.9
SHAREHOLDERS' EQUITY							
Capital Stock	5,937	199,229	53.1	181,326	53.6	17,903	9.9
Capital Surplus	1,699	57,005	15.2	55,286	16.4	1,719	3.1
Legal Reserve	555	18,641	5.0	17,180	5.1	1,461	8.5
Special Reserve	0	0	0.0	350	0.1	(350)	(100.0)
Retained Earnings	490	16,438	4.4	16,070	4.8	369	2.3
-Previous Year	16	541	0.1	7,337	2.2	(6,796)	(92.6)
-Current Year	474	15,897	4.2	8,733	2.6	7,165	82.0
Treasury Stock	(57)	(1,915)	(0.5)	0	0.0	(1,915)	-
Unrealized loss on long-term investments	0	0	0.0	(32)	(0.0)	32	-
Cumulated Translation Adjustment	(7)	(234)	(0.1)	806	0.2	(1,040)	-
Total Equity	8,617	289,164	77.1	270,985	80.2	18,180	6.7
Total Liabilities & Shareholders' Equity	11,174	374,980	100.0	338,055	100.0	36,925	10.9

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.56 per U.S. dollar at the end of Jun, 2002

Attachment B

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended June 30, 2002 and 2001

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) [1]

Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison				
	2Q 2002		% of	2Q 2001	YoY	2Q 2002		% of	1Q 2002	QoQ
	USD	NTD	Sales	NTD	Inc(Dec) %	USD	NTD	Sales	NTD	Inc(Dec) %
Net Sales	1,280	44,182	100.0	26,298	68.0	1,280	44,182	100.0	35,790	23.5
Cost of Sales	(804)	(27,759)	(62.8)	(21,299)	30.3	(804)	(27,759)	(62.8)	(23,763)	16.8
Gross Profit	476	16,423	37.2	4,999	228.6	476	16,423	37.2	12,027	36.6
Operating Expenses										
General and Administrative Expenses	(39)	(1,332)	(3.0)	(1,554)	(14.3)	(39)	(1,332)	(3.0)	(1,147)	16.2
Selling and Marketing Expenses	(12)	(418)	(0.9)	(623)	(32.9)	(12)	(418)	(0.9)	(158)	163.9
Research and Development Expenses	(78)	(2,698)	(6.1)	(2,538)	6.3	(78)	(2,698)	(6.1)	(2,540)	6.2
Total Operating Expenses	(129)	(4,448)	(10.1)	(4,714)	(5.7)	(129)	(4,448)	(10.1)	(3,845)	15.7
Income from Operations	347	11,975	27.1	284	4,110.7	347	11,975	27.1	8,182	46.4
Net Non-operating Income (Expenses)	(6)	(202)	(0.5)	80	-	(6)	(202)	(0.5)	(218)	(7.2)
Investment Income (Loss)	(23)	(787)	(1.8)	(1,233)	(36.2)	(23)	(787)	(1.8)	(946)	(16.9)
Income before Income Tax	318	10,986	24.9	(869)	-	318	10,986	24.9	7,018	56.5
Income Tax Credit (Expenses)	(49)	(1,677)	(3.8)	1,181	-	(49)	(1,677)	(3.8)	(430)	290.0
Net Income	270	9,310	21.1	312	2,886.7	270	9,310	21.1	6,588	41.3
Diluted Earnings Per Ordinary Share [4]	0.014	0.49		0.01	4,108.4	0.014	0.49		0.35	42.0
Earnings Per ADR [2]	0.072	2.47		0.06		0.072	2.47		1.74	
Weighted Average Outstanding Shares ('M) [3]		18,581		16,833			18,581		18,581	

Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD34.51 per U.S. dollar for the second quarter of 2002.

(2) 1 ADR equals 5 ordinary shares.

(3) Total weighted average outstanding shares were 18,580,511K in 2Q02 due to decline in treasuary stock for 42,376 thousand shares and 16,832,553K in 2Q01; Total weighted average outstanding shares were 18,580,511K shares in 1Q02 due to tracing back stock dividends in 2Q'02 (original 16,794,057K shares).

(4) The dividend of preferred stock, NT$13,000 million at 3.5% of annual rate, was deducted before EPS calculation in 2002.

Attachment C

tsmc

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Six Months Ended June 30, 2002 and 2001

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) [1]

Except for Per Share Amounts and Shares Outstanding)

	6 months ended June 30				
	2002 USD	NTD	% of Sales	2001 NTD	YoY Inc(Dec) %
Net Sales	2,300	79,972	100.0	65,818	21.5
Cost of Sales	(1,482)	(51,522)	(64.4)	(47,342)	8.8
Gross Profit	818	28,450	35.6	18,476	54.0
Operating Expenses					
General and Administrative Expenses	(71)	(2,479)	(3.1)	(2,754)	(10.0)
Selling and Marketing Expenses	(17)	(576)	(0.7)	(1,197)	(51.9)
Research and Development Expenses	(151)	(5,237)	(6.5)	(4,984)	5.1
Total Operating Expenses	(238)	(8,292)	(10.4)	(8,935)	(7.2)
Income from Operations	580	20,157	25.2	9,541	111.3
Net Non-operating Income (Expenses)	(12)	(420)	(0.5)	(225)	86.7
Investment Income (Loss)	(50)	(1,733)	(2.2)	(2,755)	(37.1)
Income before Income Tax	518	18,004	22.5	6,561	174.4
Income Tax Credit (Expenses)	(61)	(2,107)	(2.6)	2,172	-
Net Income	457	15,897	19.9	8,733	82.0
Diluted Earnings Per Ordinary Share [3]	0.02	0.84		0.51	
Earnings Per ADR [3]	0.12	4.20		2.53	
Weighted Average Outstanding Shares ('M) [4]		18,581		16,833	

Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 34.77 per U.S. dollar for the first half of 2002.

(2) 1 ADR equals 5 ordinary shares.

(3) Total weighted average outstanding shares were 18,580,511K in 2Q02 due to decline in treasuary stock for 42,376 thousand shares; Total weighted average outstanding shares were 16,832,553K in 2Q01

(4) The dividend of preferred stock, NT$13,000 million at 3.5% of annual rate, was deducted before EPS calculation in 2002.

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2002 and 2001

(Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD)) (1)

	6 MTHS 2002		6 MTHS 2001
	USD	NTD	NTD
Cash Flows from Operating Activities:			
Net Income	474	15,897	8,733
Depreciation & Amortization	801	26,887	23,562
Investment Loss Recognized by Equity Method	52	1,733	2,755
Gain on sale of long-term investments	0	2	
Deferred Tax on Investment Tax Credit	63	2,101	(2,529)
Changes in Working Capital & Others	(26)	(862)	11,520
Net Cash Provided from Operating Activities	1,364	45,758	44,042
Cash Flows from Investing Activities:			
Acquisition of Fixed Assets	(505)	(16,956)	(37,146)
Proceeds from Disposal of Properties	13	439	209
Decrease in Deposit out	6	195	
Increase in Long-Term Investments	(264)	(8,856)	(2,938)
Proceeds from Sales of Long-Term Stock Investments	0	1	13
Increase in Deferred Assets	(42)	(1,419)	(676)
Net Cash Used in Investing Activities	(793)	(26,597)	(40,538)
Cash Flows from Financing Activities:			
Increase Long-Term Bank Loans	328	11,000	(50)
Increase Short-Term Bank Loans	119	4,000	
Decrease in Guarantee Deposits & Others	(18)	(590)	33
Cash Dividend - Preferred Shares	(4)	(134)	(41)
Bonus paid to Directors and Supervisors	(14)	(455)	(584)
Net Cash Used in Financing Activities	412	13,821	(642)
Net Increase (Decrease) in Cash and Cash Equivalents	983	32,982	2,862
Cash and Cash Equivalents at Beginning of Period	995	33,404	35,664
Cash and Cash Equivalents at End of Period	1,978	66,386	38,526

Note : New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.56 per U.S. dollar, the same as Balance Sheet exchange rate

Taiwan Semiconductor Manufacturing Company Limited

For the month of July 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of June 2002.

1)The trading of directors, supervisors, executive officers and 10% shareholders:

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as April 14, 2000 (for 10% shareholders)*	*Number of shares held as May 31, 2002*	*Number of shares held as June 30, 2002*	*Changes*
Chairman	Morris Chang	45,109,604	81,160,464	91,669,168	10,508,704
Director	F. C. Tseng	12,032,090	26,556,877	30,356,889	3,800,012
President	Rick Tsai		17,309,467	20,184,738	2,875,271
Vice President	Quincy Lin		17,499,626	19,995,152	2,495,526
Vice President	S.Y. Chiang		7,210,170	8,674,015	1,463,845
Vice President	Harvey Chang		5,190,622	6,444,499	1,253,877
Vice President	C. C. Wei		3,736,931	4,492,322	755,391
Vice President	S. H. Lee		3,478,946	4,294,842	815,896
Vice President	Mark Liu		6,964,793	8,207,370	1,242,577
Vice President	Genda Hu		497,111	884,508	387,397
Vice President	J. B. Chen		4,635,849	5,547,520	911,671
Vice President	Chung-Shin Hsu		478,940	838,077	359,137
Vice President	Kenneth Kin		1,100,000	1,638,172	538,172
Vice President	Ping Yang		4,260,313	5,104,556	844,243
Vice President	M. C. Tzeng		2,902,271	3,504,556	602,285
Vice President	Richard Thurston		0	250,000	250,000
Chief Technology Officer	Chenming Hu		600,000	958,635	358,635
Vice President	Chiam Wu		69,224	289,646	220,422

[1] The Philips Electronics, B.V. appoints 3 directors and 1 supervisor.

[2] The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3) The acquisition of assets: (Unit:$Thousand)：

Description of assets	*Purchase price*
Semiconductor Manufacturing Equipment	NT$9,308,771

4) The disposition of assets: (Unit:$Thousand)：None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date:July 25, 2002

By ______________________

Harvey Chang

Senior Vice President & Chief Financial Officer